

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

Via Email
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

> **Re: Professional Diversity Network, LLC**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 5, 2012**
> **File No. 333-181594**

Dear Mr. Kirsch:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise indicated, references to our prior comments refer to those provided in our letter dated September 28, 2012.

General

1.   We note your response to prior comment 6 regarding the statements by LOYAL3 Securities, Inc.'s Chief Executive Officer on May 23, 2012 in the Fox television interview, but we disagree with your analysis. We believe Mr. Schneider's statements constitute an "offer" for purposes of Section 5. In addition, we do not agree that the interview constitutes a free writing prospectus permitted by Rule 433(f) under the Securities Act. One of the conditions for a media free writing prospectus by a non-reporting company is that, before the media broadcast is made, a registration statement "relating to the offering has been filed that includes a prospectus." See Rule 433(b)(2)(ii). You did not register the shares relating to the IPO CSOP or file the IPO CSOP prospectus until August 1, 2012. A reference to your plan to conduct an IPO CSOP in the firm commitment prospectus is not enough to satisfy this condition of Rule 433(f) because the reference is neither a registration statement nor a prospectus relating to the IPO CSOP. However, we have determined not to pursue this issue further given the passage of several months since the interview and the limited nature of the reference to the IPO CSOP in the interview.

Firm Commitment Underwritten IPO prospectus

Certain Relationships and Related Party Transactions, page 71

2.   In response to prior comment 5 of our comment letter dated August 3, 2012, you noted that the company entered into a letter of intent with Careerimp Inc. to acquire its assets and assume certain liabilities. We note that your Executive Vice President of Operations and Technology, Ayan Kishore, served as the Chief Executive Officer and founder of Careerimp from 2009 to 2012. Please tell us whether the letter of intent was entered into in connection with Mr. Kishore's employment with Professional Diversity. To the extent that this is a related party agreement, please disclose this transaction in this section.

Financial Statements

Statements of Income and Other Comprehensive Loss, page F-3

3.   We note you revised the title of this statement in response to our prior comment 5. Please explain further why you refer to comprehensive "loss" when your financial statements reflect comprehensive income. As appropriate, please revise to refer to this statement as your Statement of Comprehensive Income pursuant to the guidance in ASC 220-10-45-1C.

IPO CSOP Prospectus

Prospectus Cover Page

4.   Please refer to prior comment 8 and disclose that there is no assurance that any shares will be sold in this offering. Please revise.

5.   We note your revised disclosure in response to prior comment 13 that the offering termination date is "subject to LOYAL3 Securities, Inc.'s discretion to close the offering at any time prior to final pricing." Please tell us why the statutory underwriter, LOYAL3 Securities Inc., rather than the company is able to exercise discretion to terminate the offering given that this appears to be a direct offering by the company. We believe that this disclosure conflicts with the disclosure in the firm commitment prospectus, for example, on the prospectus cover page. If LOYAL3 Securities does have discretion, please explain the circumstances in which LOYAL3 Securities, Inc. could terminate the offering prior to final pricing.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Email</u>
        Brian Lee, Esq.
        SNR Denton US LLP